UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby proceeds by means of the present document to notify the following:

RELEVANT EVENT

BBVA hereby communicates relevant information relating to the free-of-charge capital increase resolved by the General Meeting of BBVA Shareholders held on 13th March 2015, under agenda item four, section 4.2, by which a system of flexible shareholder remuneration called “Dividend Option” is to be instrumented. Accompanying this relevant event notice is an information note related to the referred free-of-charge capital increase.

Madrid, 18th September 2015

INFORMATION NOTE

The General Meeting of BBVA Shareholders held on 13th March 2015 approved, under agenda item four, section 4.2, a free-of-charge capital increase (the “Capital Increase”) for the instrumentation of the system of shareholder remuneration called “Dividend Option”, allowing BBVA shareholders to elect to receive their remuneration in newly issued BBVA shares or, at their election, in cash.

The execution of the Capital Increase will be proposed for consideration by BBVA’s Board of Directors and if approved it is expected to be executed in accordance with the following timetable:1

•	30th September 2015: Communication of the number of rights necessary to receive one new share, and the definitive price at which BBVA has committed to purchase rights.

•	2nd October 2015 (23:59 Madrid (Spain) time): Record date for allocation of rights.

•	5th October 2015: Rights trading period begins in Spain.

•	14th October 2015: Deadline for requesting payment in cash (sale of rights to BBVA).

•	19th October 2015: Rights trading period ends.

•	22th October 2015: Payment date to shareholders who have requested payout in cash (sale of rights to BBVA).

•	29th October 2015: New shares allocated to shareholders.

•	30th October 2015: Initiation of ordinary trading of the new shares on the Spanish exchanges[2], subject to obtaining all necessary authorisations.

Finally, it is estimated that, assuming BBVA’s Board of Directors approves the execution of the Capital Increase, the approximate purchase price at which BBVA will purchase rights, in accordance with the formula approved by the General Meeting of BBVA Shareholders, will be around 0.08 euros per right.

Madrid, 18th September 2015

[1]	This schedule is tentative and will depend on approval from BBVA’s Board of Directors. Further, the relevant items may be modified or may vary on the overseas exchanges where BBVA shares or ADRs are traded.
[2]	Listing will also be requested on the overseas exchanges on which BBVA shares or ADRs are traded.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September 18, 2015	By:	/s/ Erik Schotkamp

	Name:	Erik Schotkamp

	Title:	Capital & Funding Managing Director